Rhonda

Rhonda Mining Corporation
Suite 810, 540 fifth Avenue SW
Calgary, Alberta, Canada
T2P 0M2

Telephone: (403) 269-5369
Facsimile: (403) 261-2866

August 12, 2002

02049418

US Securities and Exchange Commission
Division of Corporate Finance
Washington, DC
20549

SUPPL

Dear Sirs:

Re: Insider Trading Reports - Exemption No. 82-3418

Enclosed herewith please find duly executed Insider Reports for Rhonda Corporation, dated August 12, 2002.

Yours very truly,

RHONDA MINING CORPORATION

PROCESSED
AUG 3 0 2002
THOMSON
FINANCIAL

dlw 8/27

Ashlea Young,
Administrative Assistant

Enclosures (3)

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 19 2002
WASH, D.C.
155

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal Privacy Act protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-049. In Alberta, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Information Officer at (403) 297-4296 or write the Information Officer, 4th Floor, 300-5th Avenue SW, Calgary, AB T2P 3C4.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Rhonda Corporation

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 16 07 02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Alston

GIVEN NAMES: Glen Robert

NO.: 3114a STREET: Woodland Way APT:

CITY: Calgary

PROV.: Alberta POSTAL CODE: T3R1G8

BUSINESS TELEPHONE NUMBER: 403-269-5369

BUSINESS FAX NUMBER: 403-261-2866

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☒ ALBERTA
- ☒ BRITISH COLUMBIA
- ☐ FEDERAL
  - ☐ BANK ACT
  - ☐ CCAA
  - ☐ ICA
  - ☐ TLCA
  - ☐ CBCA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☒ ONTARIO
- ☐ QUEBEC
- ☐ SASKATCHEWAN
- ☒ UNITED STATES
  - ☐ NASDAQ
  - ☒ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	1,051,000	02 08 02	10	20,000		0.26		1,071,000	1	
Common	1,071,000	07 08 02	10	8,000		0.30		1,079,000	1	
Option on Common	610,000							610,000	1	
Warrant on Common								400,000	1	
Common								1,387,000	2	Unibanco Financial
Warrant on Common								1,000,000	2	Unibanco Financial
Common	116,800	01 08 02	10	20,000		0.28		136,800	2	Gemexport Ltd.

ATTACHMENT ☒ YES ☐ NO Page 1 of 2

BOX 6. REMARKS

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned *certifies* that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Glen R. Alston

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 12 08 02

SEC MAIL RECEIVED PROCESSING SECTION AUG 19 2002 WASH. D.C. 155

FIN 2036 Rev. 95/2/22 NB — 184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

INSIDER REPORT
(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Rhonda Corporation

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 16 07 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Alston

GIVEN NAMES: Glen Robert

NO. STREET APT: 3114a Woodland Way

CITY: Calgary

PROV.: Alberta POSTAL CODE: T3R 1G8

BUSINESS TELEPHONE NUMBER: 403 - 269 - 5369

BUSINESS FAX NUMBER: 403 - 261 - 2866

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☒ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☒ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☒ UNITED STATES
☐ NASDAQ
☒ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	136,800	02 08 02	10	30,000		0.27		166,800	2	Gemexport Ltd.
Common	166,800	02 08 02	10	10,000		0.30		176,800	2	Gemexport Ltd.
Common								15,000	2	In Trust for Kiral; Rylan Alston
Common								25,000	2	John Eckart

BOX 6. REMARKS

ATTACHMENT ☒ YES ☐ NO Page 2 of 2

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Glen R. Alston

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 12 08 02

SEC MAIL PROCESSING SECTION RECEIVED AUG 19 2002 WASH D.C. 155

FIN 2036 Rev. 05 / 2 / 22 H B — 184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

INSIDER REPORT

(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Rhonda Corporation

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 16 07 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: (blank)

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Alston

GIVEN NAMES: Glen Robert

NO. STREET APT: 31142 Woodland Way

CITY: Calgary

PROV.: Alberta POSTAL CODE: T3R1G8

BUSINESS TELEPHONE NUMBER: 403 - 269 - 5369

BUSINESS FAX NUMBER: 403 - 261 - 2866

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☒ ALBERTA
- ☒ BRITISH COLUMBIA
- ☐ FEDERAL
  - ☐ BANK ACT
  - ☐ CCAA
  - ☐ ICA
  - ☐ TLCA
  - ☐ CBCA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☒ ONTARIO
- ☐ QUEBEC
- ☐ SASKATCHEWAN
- ☒ UNITED STATES
  - ☐ NASDAQ
  - ☒ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	1,051,000	02 08 02	10	20,000		0.26		1,071,000	1	
Common	1,071,000	07 08 02	10	8,000		0.30		1,079,000	1	
Option on Common	610,000							610,000	1	
Warrant on Common								400,000	1	
Common								1,387,000	2	Unibanco Financial
Warrant on Common								1,000,000	2	Unibanco Financial
Common	116,800	01 08 02	10	20,000		0.28		316,800	2	Genexport Ltd.

ATTACHMENT ☒ YES ☐ NO Page 1 of 2

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act*, *Cooperative Credit Associations Act*, *Insurance Companies Act*, *Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

SEC MAIL PROCESSING SECTION RECEIVED AUG 19 2002 WASH. DC 165

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Glen R. Alston

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 12 08 02

INSIDER REPORT

(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Rhonda Corporation

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 06 07 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Alston

GIVEN NAMES: Glen Robert

NO. STREET APT: 31142 Woodland Way

CITY: Calgary

PROV.: Alberta POSTAL CODE: T3R1G8

BUSINESS TELEPHONE NUMBER: 403 - 269 - 5369

BUSINESS FAX NUMBER: 403 - 261 - 2866

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☒ ALBERTA
- ☒ BRITISH COLUMBIA
- ☐ FEDERAL
  - ☐ BANK ACT
  - ☐ CCAA
  - ☐ ICA
  - ☐ TLCA
  - ☐ CBCA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☒ ONTARIO
- ☐ QUEBEC
- ☐ SASKATCHEWAN
- ☒ UNITED STATES
  - ☐ NASDAQ
  - ☒ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	136,800	02 08 02	10	30,000		0.27		166,800	2	Genexport Ltd.
Common	166,800	02 08 02	10	10,000		0.30		176,800	2	Genexport Ltd.
Common								5,000	2	In Trust for Kira: Rylan Alston
Common								25,000	2	John Eckart

BOX 6. REMARKS

ATTACHMENT ☒ YES ☐ NO Page 2 of 2

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

FIN 2036 Rev. 05 / 2 / 22 H8 — 184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Glen R. Alston

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 12 08 02

SEC MAIL RECEIVED AUG 19 2002 PROCESSING SECTION WASH. D.C. 165

INSIDER REPORT

(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Rhonda Corporation

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 16 07 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Alston

GIVEN NAMES: Glen Robert

NO. STREET APT: 31142 Woodland Way

CITY: Calgary

PROV.: Alberta POSTAL CODE: T3R1G8

BUSINESS TELEPHONE NUMBER: 403 - 269 - 5369

BUSINESS FAX NUMBER: 403 - 261 - 2869

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☒ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☒ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☒ UNITED STATES
☐ NASDAQ
☒ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	1,051,000	02 08 02	10	20,000		0.26		1,071,000	1	
Common	1,071,000	07 08 02	10	8,000		0.30		1,079,000	1	
Option on Common	610,000							610,000	1	
Warrant on Common								400,000	1	
Common								1,387,000	2	Unibanco Financial
Warrant on Common								1,000,000	2	Unibanco Financial
Common	116,800	01 08 02	10	20,000		0.28		316,800	2	Gemexport Ltd.

ATTACHMENT ☒ YES ☐ NO Page 1 of 2

BOX 6. REMARKS

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Glen R. Alston

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 12 08 02

SEC MAIL PROCESSING SECTION RECEIVED AUG 19 2002 WASH. D.C. 155

FIN 2036 Rev. 95/2/22 HD — 184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

INSIDER REPORT

(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Rhonda Corporation

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 16 07 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER:

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Alston

GIVEN NAMES: Glen Robert

NO. STREET APT: 31142 Woodland Way

CITY: Calgary

PROV.: Alberta POSTAL CODE: T3R 1G8

BUSINESS TELEPHONE NUMBER: 403 - 269 - 5369

BUSINESS FAX NUMBER: 403 - 261 - 2866

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☒ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☒ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☒ UNITED STATES
☐ NASDAQ
☒ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	136,800	02 08 02	10	30,000		0.27		166,800	2	Gemexport Ltd.
COMMON	166,800	02 08 02	10	10,000		0.30		176,800	2	Gemexport Ltd
COMMON								15,000	2	In Trust for Kiral: Rylan Alstc
COMMON								25,000	2	John Eckart

ATTACHMENT ☒ YES ☐ NO Page 2 of 2

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

FIN 2035 Rev. 95/2/22 H8 — 164 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

SEC MAIL RECEIVED PROCESSING SECTION AUG 19 2002 WASH. D.C. 158

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Glen R. Alston

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 12 08 02